UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2022).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    February 2, 2022

February 2, 2022

Sumitomo Mitsui Financial Group, Inc. Consolidated Financial Results for the Nine Months Ended December 31, 2021 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: https://www.smfg.co.jp/english/

President: Jun Ohta

Quarterly Securities Report (Shihanki hokokusho) issuing date: February 14, 2022

Investors meeting presentation for quarterly financial results: Not scheduled

Note:   Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the nine months ended December 31, 2021)

  (1) Operating results

(Millions of yen, except per share data and percentages)

			Ordinary income		Ordinary profit		Profit attributable to owners of parent

Nine months ended December 31, 2021			¥ 2,995,751	3.5%	¥867,373	45.8%	¥624,795	44.0%
Nine months ended December 31, 2020			2,894,820	(16.8)	594,881	(26.7)	433,929	(29.0)
Notes:	1.	Comprehensive income:
		(a) for the nine months ended December 31, 2021: ¥ 687,788 million [(36.3)%]
		(b) for the nine months ended December 31, 2020: ¥ 1,080,200 million [52.4%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.

			Earnings per share		Earnings per share (Diluted)
Nine months ended December 31, 2021			¥ 455.82		¥ 455.62
Nine months ended December 31, 2020			316.70		316.55
(2) Financial position
					(Millions of yen, except percentages)
			Total assets		Net assets		Net assets ratio
December 31, 2021			¥ 250,648,163		¥ 12,321,706		4.9%
March 31, 2021			242,584,308		11,899,046		4.9
Notes:	1.	Stockholders’ equity:
		(a) as of December 31, 2021: ¥ 12,229,411 million (b) as of March 31, 2021: ¥ 11,826,418 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

2. Dividends on common stock

(Yen)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2021	¥ —	¥ 95.00	¥ —	¥ 95.00	¥ 190.00
Fiscal year ending March 31, 2022	—	105.00	—
Fiscal year ending March 31, 2022 (Forecast)				105.00	210.00
Note: Dividend forecast remains unchanged.

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2022)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2022	¥ 670,000	30.7%	¥ 488.76

Notes:	1.	Earning forecast remains unchanged.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.	Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of December 31, 2021.

* Notes

(1) There were no changes in material consolidated subsidiaries in the period.

(2) Special accounting methods used for preparing quarterly consolidated financial statements were adopted.

Note: For more details, see page 2 “1. Matters related to summary information (Notes).”

(3) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: Yes

(b) Changes in accounting policies due to reasons other than above (a)	: No

(c) Changes in accounting estimates	: No

(d) Restatements	: No

Note: For more details, see page 2 “1. Matters related to summary information (Notes).”

(4) Number of shares issued (common stocks)

	As of December 31, 2021	As of March 31, 2021
(a) Number of shares issued (including treasury stocks)	1,374,362,102 shares	1,374,040,061 shares
(b) Number of treasury stocks	3,548,545 shares	3,612,302 shares

	Nine months ended December 31, 2021	Nine months ended December 31, 2020
(c) Average number of shares issued in the period	1,370,711,658 shares	1,370,141,779 shares

[Note on quarterly review process]

This report is out of the scope of the external auditor’s review procedure.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the nine months ended December 31, 2021 supplementary information

Sumitomo Mitsui Financial Group, Inc.

1. Matters related to summary information (Notes)

(1)	Application of special accounting methods used for preparing quarterly consolidated financial statements

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2022 including the period for the nine months ended December 31, 2021. Amounts of Income taxes include Income taxes-deferred.

(2)	Changes in accounting policies due to application of new or revised accounting standards

Application of Accounting Standard for Revenue Recognition etc.

The Company applied “Accounting Standard for Revenue Recognition” (ASBJ Statement No.29, March 31, 2020) etc. from the beginning of the period for the three months ended June 30, 2021, and has recognized revenue in an amount expected to be earned in exchange for goods or services at the time when controls of the promised goods or services are transferred to customers.

As for the application of Accounting standards for Revenue Recognition etc., in accordance with transitional treatment stipulated in the proviso of Paragraph 84 of “Accounting Standard for Revenue Recognition,” the cumulative effects by the retroactive application of the new accounting policy previous to the beginning of the period for the three months ended June 30, 2021 are adjusted to “Retained earnings” of the beginning of the period for the nine months ended December 31, 2021.

As a result, “Retained earnings” decreased by ¥8,502 million at the beginning of the period for the nine months ended December 31, 2021.

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial statements

    (1) Consolidated balance sheets

	Millions of yen
	March 31, 2021	December 31, 2021

Assets:
Cash and due from banks	¥72,568,875	¥73,199,223
Call loans and bills bought	2,553,463	4,732,709
Receivables under resale agreements	5,565,119	5,246,295
Receivables under securities borrowing transactions	5,827,448	5,132,038
Monetary claims bought	4,665,244	5,298,362
Trading assets	6,609,195	7,408,750
Money held in trust	309	310
Securities	36,549,043	36,450,576
Loans and bills discounted	85,132,738	88,014,485
Foreign exchanges	2,173,189	3,196,130
Lease receivables and investment assets	236,392	229,075
Other assets	8,590,785	8,608,481
Tangible fixed assets	1,458,991	1,483,064
Intangible fixed assets	738,759	934,002
Net defined benefit asset	565,534	591,511
Deferred tax assets	29,840	45,387
Customers’ liabilities for acceptances and guarantees	9,978,396	10,843,754
Reserve for possible loan losses	(659,017)	(765,998)

Total assets	¥242,584,308	¥250,648,163

Liabilities:
Deposits	¥142,026,156	¥146,414,241
Negotiable certificates of deposit	12,570,617	12,724,386
Call money and bills sold	1,368,515	827,534
Payables under repurchase agreements	15,921,103	17,220,652
Payables under securities lending transactions	2,421,353	1,073,187
Commercial paper	1,686,404	2,350,773
Trading liabilities	5,357,649	4,999,602
Borrowed money	17,679,690	18,735,444
Foreign exchanges	1,113,037	1,362,928
Short-term bonds	585,000	374,000
Bonds	9,043,031	9,581,058
Due to trust account	2,321,223	2,333,682
Other liabilities	7,741,638	8,668,763
Reserve for employee bonuses	89,522	54,351
Reserve for executive bonuses	4,408	—
Net defined benefit liability	35,334	42,546
Reserve for executive retirement benefits	1,081	1,046
Reserve for point service program	24,655	24,565
Reserve for reimbursement of deposits	9,982	6,448
Reserve for losses on interest repayment	140,758	113,038
Reserves under the special laws	3,902	3,990
Deferred tax liabilities	532,193	541,157
Deferred tax liabilities for land revaluation	29,603	29,298
Acceptances and guarantees	9,978,396	10,843,754

Total liabilities	230,685,262	238,326,456

Net assets:
Capital stock	2,341,274	2,341,878
Capital surplus	693,205	693,709
Retained earnings	6,492,586	6,834,716
Treasury stock	(13,698)	(13,424)

Total stockholders’ equity	9,513,367	9,856,880

Net unrealized gains (losses) on other securities	2,094,605	2,050,217
Net deferred gains (losses) on hedges	14,723	(52,821)
Land revaluation excess	36,251	36,254
Foreign currency translation adjustments	40,390	230,666
Accumulated remeasurements of defined benefit plans	127,080	108,214

Total accumulated other comprehensive income	2,313,051	2,372,531

Stock acquisition rights	1,791	1,498
Non-controlling interests	70,836	90,796

Total net assets	11,899,046	12,321,706

Total liabilities and net assets	¥242,584,308	¥250,648,163

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

    (Consolidated statements of income)

	Millions of yen

Nine months ended December 31	2020	2021

Ordinary income	¥2,894,820	¥2,995,751
Interest income	1,369,224	1,357,126
Interest on loans and discounts	1,019,011	980,481
Interest and dividends on securities	196,888	243,704
Trust fees	3,385	4,011
Fees and commissions	947,126	1,038,336
Trading income	195,689	157,223
Other operating income	234,697	201,255
Other income	144,698	237,797
Ordinary expenses	2,299,939	2,128,378
Interest expenses	412,803	266,984
Interest on deposits	120,076	61,672
Fees and commissions payments	156,336	168,795
Trading losses	—	132
Other operating expenses	110,596	139,988
General and administrative expenses	1,279,352	1,330,490
Other expenses	340,851	221,986

Ordinary profit	594,881	867,373

Extraordinary gains	824	1,531
Extraordinary losses	8,633	6,752

Income before income taxes	587,071	862,152

Income taxes	151,654	232,354

Profit	435,417	629,798

Profit attributable to non-controlling interests	1,487	5,003

Profit attributable to owners of parent	¥433,929	¥624,795

(Consolidated statements of comprehensive income)
	Millions of yen

Nine months ended December 31	2020	2021

Profit	¥435,417	¥629,798
Other comprehensive income (losses)	644,783	57,989
Net unrealized gains (losses) on other securities	641,402	(44,753)
Net deferred gains (losses) on hedges	(5,587)	(71,155)
Foreign currency translation adjustments	(91,191)	166,658
Remeasurements of defined benefit plans	92,798	(19,492)
Share of other comprehensive income of affiliates	7,360	26,733

Total comprehensive income	1,080,200	687,788

Comprehensive income attributable to owners of parent	1,077,620	684,272
Comprehensive income attributable to non-controlling interests	2,580	3,515

(3) Note on going concern

Not applicable.

(4) Material changes in stockholders’ equity

Not applicable.

Sumitomo Mitsui Financial Group

Financial results

for the nine months

ended December 31, 2021

- Supplementary information -

1.	Operating results	Consolidated	Non-consolidated	…	1

2.	Interest spread (domestic)		Non-consolidated	…	3

3.	Non-performing loans (NPLs) based on the Financial Reconstruction Act	Consolidated	Non-consolidated	…	3

4.	Unrealized gains (losses) on securities	Consolidated	Non-consolidated	…	4

5.	Deposits and loans		Non-consolidated	…	5

6.	ROE	Consolidated		…	5

Notes:

1. Consolidated : Consolidated figures of Sumitomo Mitsui Financial Group, Inc.

2. Non-consolidated : Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

3. Capital ratio as of December 31, 2021 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

Consolidated				(Millions of yen)

		Nine months ended December 31, 2021 (A)	Change (A) - (B)	Nine months ended December 31, 2020 (B)
Consolidated gross profit	1	2,182,054	111,668	2,070,386
Net interest income	2	1,090,142	133,722	956,420
Trust fees	3	4,011	626	3,385
Net fees and commissions	4	869,540	78,751	790,789
Net trading income	5	157,091	(38,598)	195,689
Net other operating income	6	61,267	(62,834)	124,101
General and administrative expenses	7	(1,330,490)	(51,138)	(1,279,352)
Equity in gains (losses) of affiliates	8	54,069	34,483	19,586

Consolidated net business profit	9	905,632	95,012	810,620

Total credit cost	10	(157,714)	77,051	(234,765)
Credit costs	11	(178,940)	65,399	(244,339)
Write-off of loans	12	(67,563)	23,198	(90,761)
Provision for reserve for possible loan losses	13	(98,303)	41,003	(139,306)
Others	14	(13,073)	1,198	(14,271)
Recoveries of written-off claims	15	21,226	11,653	9,573
Gains (losses) on stocks	16	134,718	62,006	72,712
Other income (expenses)	17	(15,262)	38,423	(53,685)

Ordinary profit	18	867,373	272,492	594,881

Extraordinary gains (losses)	19	(5,220)	2,589	(7,809)
Gains (losses) on disposal of fixed assets	20	(242)	320	(562)
Losses on impairment of fixed assets	21	(4,890)	2,244	(7,134)
Gains on step acquisitions	22	—	(404)	404
Income before income taxes	23	862,152	275,081	587,071
Income taxes	24	(232,354)	(80,700)	(151,654)
Profit	25	629,798	194,381	435,417
Profit attributable to non-controlling interests	26	(5,003)	(3,516)	(1,487)

Profit attributable to owners of parent	27	624,795	190,866	433,929

Notes: 1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2.   Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

                  + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

3.   Amounts of Income taxes include Income taxes-deferred.

	Number of consolidated subsidiaries and affiliates
		December 31, 2021
			Change	March 31, 2021
Consolidated subsidiaries	28	182	5	177
Equity method affiliates	29	110	12	98

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)

		Nine months ended December 31, 2021 (A)	Change (A) - (B)	Nine months ended December 31, 2020 (B)
Gross banking profit	1	1,131,152	55,779	1,075,373
Net interest income	2	742,961	99,294	643,667
Trust fees	3	1,498	132	1,366
Net fees and commissions	4	275,572	47,383	228,189
Net trading income	5	24,207	(36,895)	61,102
Net other operating income	6	86,911	(54,137)	141,048

Gains (losses) on bonds	7	17,846	(89,566)	107,412
Expenses (excluding non-recurring losses)	8	(629,777)	(24,313)	(605,464)
Personnel expenses	9	(250,982)	(10,804)	(240,178)
Non-personnel expenses	10	(342,027)	(18,888)	(323,139)
Taxes	11	(36,766)	5,380	(42,146)

Banking profit (before provision for general reserve for possible loan losses)	12	501,375	31,466	469,909

Gains (losses) on bonds	13	17,846	(89,566)	107,412
Core banking profit (12-13)	14	483,528	121,032	362,496
excluding gains (losses) on cancellation of investment trusts	15	444,862	103,624	341,238

Provision for general reserve for possible loan losses	16	37,260	139,728	(102,468)
Banking profit	17	538,635	171,194	367,441
Non-recurring gains (losses)	18	(28,204)	14,048	(42,252)
Credit costs	19	(135,741)	(97,994)	(37,747)
Gains on reversal of reserve for possible loan losses	20	—	—	—
Recoveries of written-off claims	21	10,744	10,724	20
Gains (losses) on stocks	22	82,639	35,177	47,462
Gains on sales of stocks	23	133,392	56,222	77,170
Losses on sales of stocks	24	(5,788)	(1,866)	(3,922)
Losses on devaluation of stocks	25	(44,964)	(19,180)	(25,784)
Other non-recurring gains (losses)	26	14,153	66,141	(51,988)

Ordinary profit	27	510,431	185,243	325,188

Extraordinary gains (losses)	28	(4,148)	279	(4,427)
Gains (losses) on disposal of fixed assets	29	115	259	(144)
Losses on impairment of fixed assets	30	(4,264)	19	(4,283)
Income before income taxes	31	506,282	185,521	320,761
Income taxes	32	(161,817)	(68,595)	(93,222)

Net income	33	344,465	116,927	227,538

Total credit cost (16+19+20+21)	34	(87,736)	52,458	(140,194)
Provision for general reserve for possible loan losses	35	37,260	139,728	(102,468)
Write-off of loans	36	(363)	16,926	(17,289)
Provision for specific reserve for possible loan losses	37	(131,878)	(119,930)	(11,948)
Losses on sales of delinquent loans	38	(3,584)	4,924	(8,508)
Provision for loan loss reserve for specific overseas countries	39	84	84	(0)
Recoveries of written-off claims	40	10,744	10,724	20

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
2. Amounts of Income taxes include Income taxes-deferred.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated						(%)
		Nine months ended December 31, 2021 (A)				Nine months ended December 31, 2020 (B)
	April 1 - June 30	July 1 - September 30	October 1 - December 31		Change (A) - (B)
Interest earned on loans and bills discounted (a)	0.85	0.85	0.83	0.84	0.01	0.83
Interest paid on deposits, etc. (b)	0.00	0.00	0.00	0.00	(0.00)	0.00
Interest spread (a) - (b)	0.85	0.85	0.83	0.84	0.01	0.83

Reference: After excluding loans to the Japanese government, etc.
Interest earned on loans and bills discounted (c)	0.86	0.86	0.85	0.86	0.00	0.86
Interest spread (c) - (b)	0.86	0.86	0.85	0.86	0.00	0.86

3. Non-performing loans (NPLs) based on the Financial Reconstruction Act

Consolidated				(Billions of yen)
		December 31, 2021		March 31, 2021
			Change from March 31, 2021
Bankrupt and quasi-bankrupt assets	1	105.4	(22.7)	128.1
Doubtful assets	2	589.2	197.1	392.2
Substandard loans	3	381.3	(64.9)	446.2
Total (A)	4	1,076.0	109.5	966.5

Normal assets	5	102,901.7	4,742.5	98,159.2
Grand total (B)	6	103,977.7	4,852.0	99,125.7
				(%)
NPL ratio (A/B)	7	1.03	0.05	0.98

Amount of direct reduction		168.1	4.9	163.2

SMBC non-consolidated				(Billions of yen)
		December 31, 2021		March 31, 2021
			Change from March 31, 2021
Bankrupt and quasi-bankrupt assets	8	78.6	(34.1)	112.7
Doubtful assets	9	476.1	169.7	306.3
Substandard loans	10	181.0	(27.8)	208.8
Total (A)	11	735.6	107.8	627.8

Normal assets	12	99,809.7	4,383.0	95,426.7
Grand total (B)	13	100,545.4	4,490.8	96,054.5
				(%)
NPL ratio (A/B)	14	0.73	0.08	0.65

Amount of direct reduction		108.3	(7.0)	115.3

	Note: NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated								(Billions of yen)
		December 31, 2021					March 31, 2021
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from March 31, 2021	Gains	Losses
Held-to-maturity securities	1	22.3	0.0	0.1	0.0	0.0	22.3	(0.1)
Other securities	2	36,079.7	2,873.6	(58.2)	3,079.3	205.7	36,411.2	2,931.8
Stocks	3	3,625.4	2,233.7	(21.9)	2,266.4	32.7	3,693.3	2,255.6
Bonds	4	17,340.4	5.4	(2.7)	23.7	18.4	17,655.2	8.0
Japanese government bonds	5	13,627.0	(13.0)	1.1	0.6	13.6	14,293.6	(14.1)
Others	6	15,113.9	634.5	(33.7)	789.2	154.7	15,062.7	668.2
Foreign bonds	7	12,054.9	(75.7)	(77.0)	65.7	141.4	12,110.1	1.3
Other money held in trust	8	0.3	—	—	—	—	0.3	—
Total	9	36,102.3	2,873.6	(58.1)	3,079.3	205.7	36,433.8	2,931.8
Stocks	10	3,625.4	2,233.7	(21.9)	2,266.4	32.7	3,693.3	2,255.6
Bonds	11	17,362.7	5.4	(2.6)	23.8	18.4	17,677.5	8.0
Others	12	15,114.2	634.5	(33.7)	789.2	154.7	15,063.0	668.2

SMBC non-consolidated								(Billions of yen)
		December 31, 2021					March 31, 2021
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from March 31, 2021	Gains	Losses
Held-to-maturity securities	13	22.3	0.0	0.1	0.0	0.0	22.3	(0.1)
Stocks of subsidiaries and affiliates	14	4,631.3	8.9	129.0	8.9	—	4,239.1	(120.2)
Other securities	15	32,507.2	2,351.3	(41.8)	2,541.2	189.9	33,009.9	2,393.1
Stocks	16	3,431.7	2,160.8	(14.0)	2,190.5	29.7	3,509.6	2,174.7
Bonds	17	17,258.3	5.3	(2.6)	23.6	18.3	17,571.2	7.9
Japanese government bonds	18	13,622.0	(13.0)	1.1	0.6	13.6	14,288.6	(14.1)
Others	19	11,817.3	185.2	(25.2)	327.1	141.9	11,929.0	210.4
Foreign bonds	20	9,335.6	(89.2)	(48.5)	39.8	129.0	9,516.3	(40.7)
Total	21	37,160.9	2,360.2	87.3	2,550.1	189.9	37,271.3	2,272.9
Stocks	22	3,894.6	2,161.4	(14.1)	2,191.2	29.7	3,972.9	2,175.5
Bonds	23	17,280.6	5.3	(2.5)	23.6	18.3	17,593.5	7.9
Others	24	15,985.7	193.4	103.9	335.3	141.9	15,704.9	89.5

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	The net unrealized gains (losses) are measured based on market prices of the securities as of the balance sheet date.
	3.

Other securities and other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets. Losses of 1.7 billion yen and gains of 0.4 billion yen were recognized in the statements of income for the nine months ended December 31, 2021 and for the year ended March 31, 2021, respectively.

Sumitomo Mitsui Financial Group

5. Deposits and loans

SMBC non-consolidated			(Billions of yen)
	December 31, 2021		March 31, 2021
		Change from March 31, 2021
Domestic deposits	116,338.9	3,666.7	112,672.3
Individual	56,233.2	2,821.6	53,411.6
Note : The figures above exclude negotiable certificates of deposit and Japan offshore banking accounts.
Loans and bills discounted	85,006.8	3,069.1	81,937.7
Domestic offices (excluding offshore banking accounts)	56,966.6	57.2	56,909.4
Overseas offices and offshore banking accounts	28,040.2	3,011.9	25,028.3
6. ROE
Consolidated			(%)
	Nine months ended December 31, 2021		Nine months ended December 31, 2020
		Change
ROE (denominator: Total stockholders’ equity)	8.6	2.5	6.1

Note:		(Profit attributable to owners of parent) X (Number of days in a year (365 days)) /
ROE	=	(Number of days in the period (275 days))	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2